Exhibit 99.1

Ecopetrol S. A.

English translation of the Unaudited Interim Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2016 and 2015 and at March 31, 2016 and December 31, 2015 as filed with the Superintendency of Finance (Superintendencia Financiera de Colombia).

Ecopetrol S.A.

Condensed Consolidated Interim Statement of Financial Position

(Figures expressed in millions of Colombian pesos)

		March 31,	December 31,
	Notes	2016	2015
		(Unaudited)
Assets
Current assets
Cash and cash equivalents		7,636,349	6,550,450
Trade and other receivables	6	3,099,578	3,427,412
Inventories	7	2,860,878	3,057,958
Tax assets	8	4,334,033	4,501,734
Equity instruments measured at fair value	9	1,038,334	913,488
Other financial assets	10	177,057	329,227
Other assets		1,038,159	1,090,324
		20,184,388	19,870,593
Non-current assets held for sale		272,040	242,745
		20,456,428	20,113,338

Non-current assets
Investments in associates and joint ventures	11	1,864,622	1,931,934
Trade and other receivables	6	626,958	584,571
Property, plant and equipment	12	63,290,309	65,030,814
Natural and environmental resources	13	23,969,116	24,043,297
Intangibles	14	389,399	388,051
Deferred tax assets	8	8,282,200	7,961,968
Other financial assets	10	1,085,077	1,256,152
Goodwill		919,445	919,445
Other assets		864,975	766,380
		101,292,101	102,882,612
Total assets		121,748,529	122,995,950

Liabilities
Current liabilities
Loans and borrowings	15	5,100,592	4,573,620
Trade and other payables	16	5,089,800	7,757,277
Labor and pension plan obligations	17	1,275,801	1,392,266
Tax liabilities	8	3,775,615	2,803,559
Accrued liabilities and provisions	18	654,936	653,497
Other financial liabilities		6,766	101,319
Other liabilities		351,802	144,441
		16,255,312	17,425,979
Liabilities related to assets held for sale		17,629	17,628
		16,272,941	17,443,607

Non-current liabilities
Loans and borrowings	15	48,038,772	48,649,718
Trade and other payables	16	2,283	6
Labor and pension plan obligations	17	2,667,290	2,459,849
Deferred tax liabilities	8	3,821,709	3,303,004
Accrued liabilities and provisions	18	5,506,552	5,423,850
Other liabilities		431,992	484,148
		60,468,598	60,320,575
Total liabilities		76,741,539	77,764,182

Equity
Equity attributable to owners of the Company	19	43,281,918	43,356,713
Non-controlling interests		1,725,072	1,875,055
Total equity		45,006,990	45,231,768
Total liabilities and equity		121,748,529	122,995,950

See accompanying notes to condensed consolidated interim financial statements

Ecopetrol S.A.

Condensed Consolidated Interim Statement of Profit or Loss

(Figures expressed in millions of Colombian pesos, except for the earnings per share, which is expressed in Colombian pesos)

		Three months ended March 31,
	Notes	2016	2015
		(Unaudited)

Revenue	20	10,484,603	12,300,855
Cost of sales	21	7,446,366	8,554,637
Gross profit		3,038,237	3,746,218

Administration expenses	22	809,863	819,030
Operation and project expenses	22	633,715	604,953
Other operating income and expenses, net	23	(4,479)	(35,613)
Operating income		1,599,138	2,357,848

Finance result, net	24
Financial income		116,255	205,814
Financial expenses		(876,740)	(561,236)
Foreign exchange gain (loss), net		624,612	(1,174,852)
		(135,873)	(1,530,274)

Share of profit of associates and joint ventures	11	(27,418)	744
Income before income tax		1,435,847	828,318

Income tax	8	(824,947)	(472,376)
Net income for the period		610,900	355,942

Net income attributable to:
Owners of Ecopetrol S.A.		362,594	160,030
Non-controlling interest		248,306	195,912
		610,900	355,942
Earnings per share (basic and diluted)		8.8	3.9

See accompanying notes to condensed consolidated interim financial statements

Ecopetrol S.A.

Condensed Consolidated Interim Statement of Other Comprehensive Income

(Figures expressed in millions of Colombian pesos)

	Three months ended March 31,
	2016	2015
	(Unaudited)

Net income for the period	610,900	355,942

Components of comprehensive income that may be reclassified subsequently to profit or loss (net of tax):
Accumulated foreign currency translation	(1,003,183)	1,148,404
Cash flow hedge for future exports	510,499	-
Net fair value gain (loss) on equity instruments measured at fair value	124,846	(118,239)
Cash flow hedges - derivative financial instruments	45,068	-
	(322,770)	1,030,165
Components of comprehensive income that will not be reclassified subsequently to profit or loss (net of tax):
Actuarial gains and losses	(125,016)	85,779
Gains and losses on revaluation of assets	(4,840)	-
	(129,856)	85,779
Other comprehensive income for the period	(452,626)	1,115,944
Total comprehensive income	158,274	1,471,886

Attributable to:
Shareholders	(53,429)	1,238,308
Non-controlling interests	211,703	233,578
	158,274	1,471,886

See accompanying notes to condensed consolidated interim financial statements

Ecopetrol S.A.

Condensed Consolidated Interim Statement of Changes in Equity

Three months ended March 31, 2016 and 2015

(Figures expressed in millions of Colombian pesos)

	Subscribed and paid-in capital	Additional paid-in capital	Legal reserves	Other reserves	Other comprehensive income	Retained earnings/deficit	Retained earnings/deficit	Non- controlling interests	Total equity
	(Unaudited)

Balance as of December 31, 2015	25,040,067	6,607,700	5,139,587	406,983	9,036,945	(2,874,569)	43,356,713	1,875,055	45,231,768
Net income	-	-	-	-	-	362,594	362,594	248,306	610,900
Dividends declared						-	-	(367,871)	(367,871)
Change of interest share in controlled entities	-	-	-	-	-	-	-	6,185	6,185
Additional paid-in capital receivable	-	(3)	-	-	-	-	(3)	-	(3)
Release of reserves	-	-	-	(406,983)	-	406,983	-	-	-
Legal reserve used to offset previous year loss	-	-	(3,869,908)	-	-	3,869,908	-	-	-
Appropriation of mandatory and fiscal reserves	-	-	-	289,163	-	(289,163)	-	-	-
Other	-	-	-	-	-	(21,363)	(21,363)	-	(21,363)
Other comprehensive income
Actuarial valuation	-	-	-	-	(125,016)	-	(125,016)	-	(125,016)
Net fair value gain on equity instruments measured at fair value	-	-	-	-	124,846	-	124,846	-	124,846
Cash flow hedge for future company exports	-	-	-	-	510,499	-	510,499	-	510,499
Cash flow hedges - derivative financial instruments					32,683	-	32,683	12,385	45,068
Revaluation gain	-	-	-	-	(4,840)	-	(4,840)	-	(4,840)
Foreign currency translation	-	-	-	-	(954,195)	-	(954,195)	(48,988)	(1,003,183)
Balance as of March 31, 2016	25,040,067	6,607,697	1,269,679	289,163	8,620,922	1,454,390	43,281,918	1,725,072	45,006,990

	Subscribed and paid-in capital	Additional paid-in capital	Legal reserves	Other reserves	Other comprehensive income	Retained earnings/deficit	Retained earnings/deficit	Non- controlling interests	Total Equity

Balance as of December 31, 2014	10,279,175	6,607,612	5,139,587	12,823,783	4,245,458	8,925,771	48,021,386	1,511,282	49,532,668
Net income	-	-	-	-	-	160,030	160,030	195,912	355,942
Dividends declared	-		-	-	-	(5,468,520)	(5,468,520)	(197,631)	(5,666,151)
Effect of transition to IFRS						-	-		-
Additional paid-in capital	-	5	-	-	-	-	5	-	5
Additional paid-in capital receivable	-	6	-	-	-	-	6	-	6
Release of reserves	-	-	-	(12,823,783)	-	12,823,783	-	-	-
Appropriation of reserves							-	-	-
Legal			23,617			(23,617)	-	-	-
Mandatory and fiscal	-	-	-	439,757	-	(439,757)	-	-	-
Occasional	-	-	-	15,037,180	-	(15,037,180)	-	-	-
Other comprehensive income							-		-
Actuarial valuation	-	-	-	-	85,779	-	85,779	-	85,779
Net fair value (loss) on equity instruments measured at fair value	-	-	-	-	(118,239)	-	(118,239)	-	(118,239)
Foreign currency translation	-	-	-	-	1,129,571	-	1,129,571	18,833	1,148,404
Balance as of March 31, 2015	10,279,175	6,607,623	5,163,204	15,476,937	5,342,569	940,510	43,810,018	1,528,396	45,338,414

See accompanying notes to condensed consolidated interim financial statements

Ecopetrol S.A.

Condensed Consolidated Interim Statement of Cash Flows

(Figures expressed in millions of Colombian pesos)

	Three months ended March 31,
	2016	2015
	(Unaudited)
Cash flows provided by operating activities:
Net income attributable to owners of Ecopetrol	362,594	160,030
Adjustments to reconcile net income to cash provided by operating activities:
Non-controlling interests	248,306	195,912
Income tax	824,947	472,376
Depreciation, depletion and amortization	1,712,986	1,586,918
Foreign exchange loss (gain), net	(624,612)	1,174,852
Finance costs recognized in profit or loss	812,948	426,105
Loss on sale or disposal of non-current assets	24,397	494
Impairment of assets	91,792	41,748
Fair value loss on financial assets valuation	26,132	60,563
Loss or profit of investments in associates and joint ventures	27,418	(744)
Realized foreign exchange on export hedges	133,744	-
Net changes in operating assets and liabilities:
Accounts and notes receivable	274,079	354,043
Inventories	129,816	140,296
Accounts payable	(606,007)	(1,402,364)
Taxes payable	647,878	280,077
Labor obligations	(172,134)	(153,131)
Accrued liabilities and provisions	40,399	21,075
Other assets and liabilities	124,110	65,855
Income tax paid	(353,944)	(125,109)
Net cash provided by operating activities	3,724,849	3,298,996

Cash flows from investing activities:
Investment in property, plant and equipment	(843,136)	(2,089,147)
Investment in natural and environmental resources	(568,625)	(890,524)
Acquisition of intangibles	(9,509)	(6,973)
Sales of other financial assets	(46,566)	(1,472,136)
Interest received	68,987	73,690
Proceeds from sales of assets	84,228	15,285
Net cash used in investing activities	(1,314,621)	(4,369,805)

Cash flows from financing activities:
Increase of loans and borrowings, net	788,142	4,495,419
Interest paid	(596,024)	(403,071)
Capitalizations	-	11
Dividends paid	(1,058,048)	(181,704)
Net cash (used) provided in/by financing activities	(865,930)	3,910,655

Exchange difference in cash and cash equivalents	(458,399)	482,979

Net increase in cash and cash equivalents	1,085,899	3,322,825
Cash and cash equivalents at the beginning of the period	6,550,450	7,618,178
Cash and cash equivalents at the end of the period	7,636,349	10,941,003

Non-cash transactions:
Payment of income tax through offset of balances in favor	60,736	594,451
Remittances financed for payment of imports	923,462	-

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

1

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

1.	Reporting entity

Ecopetrol S.A. is a mixed economy company, with a commercial nature, formed in 1948 in Bogotá, Colombia. Its corporate purpose is to develop commercial or industrial activities arising from or related to the exploration, production, refining, transportation, storage, distribution, and selling of hydrocarbons, their by-products and associated products on its own or through its subsidiaries (Ecopetrol S.A. and its subsidiaries are collectively referred to as “Ecopetrol”, the “Company” or the “Ecopetrol Business Group”).

11.51% of Ecopetrol S.A.’s shares are publicly traded on the Stock Exchange in each of Colombia; New York, USA and Lima, Peru. Ecopetrol S.A.’s shares were listed on the Toronto Stock Exchange until March 2016. The remaining shares (88.49% of the total outstanding shares) are owned by the Colombian Ministry of Finance and Public Credit.

The address of the main office of Ecopetrol S.A. is Carrera 13 No. 36 – 24, Bogotá – Colombia.

2.	Basis of presentation

2.1	Statement of compliance and authorization of financial statements

The financial information contained in this report has been prepared in accordance with generally accepted accounting principles in Colombia (“Colombian IFRS”). Colombia IFRS are in essence a Spanish translation of the International Financial Reporting Standards as issued by the International Accounting Standard Board (‘IASB”) and other local regulations that were adopted by decrees 2420 and 2496 of 2015 and are applicable to entities regulated by the Colombian National Accounting Office (from the Spanish, Contaduría General de la Nación – CGN), which may differ in certain significant aspects to IFRS and the standards adopted by other Government controlling bodies.

These condensed consolidated interim financial statements do not include all information and disclosures required in the annual financial statements and therefore should be read in conjunction with the Company’s annual consolidated financial statements and notes issued as of December 31, 2015.

The financial statements for interim periods are unaudited and in the opinion of management, include all adjustments necessary for a fair presentation of the results of each period.

The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in the preparation of the consolidated financial statements at year-end 2016, which do not differ significantly from those used in the previous year.

These condensed consolidated interim financial statements were approved by the Company’s management on April 22, 2016.

2

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

2.2	Basis of consolidation

For presentation purposes, these condensed consolidated interim financial statements were prepared by consolidating all companies set out in Exhibit 1, which are those that Ecopetrol is able to control directly or indirectly. Control is achieved when the Company:

•	Has power over the investee;
•	Is exposed, or has the rights, to variable returns from its involvement with the investee; and
•	Has the ability to use its power to affect its returns.

When the Company has less than a majority of the voting rights of an investee, it still has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

•	The size of the Company’s voting rights relative to the size and division of the voting rights of other shareholders;
•	Potential voting rights held by the Company, other vote holders or other parties;
•	Rights arising from other contractual arrangements; and
•	Any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to conduct the relevant activities, at the time that decisions need to be made, including voting patterns at previous shareholders´ meetings.

All intercompany assets and liabilities, equity, income, expenses and cash flows relating to transactions between entities of the Ecopetrol Business Group were eliminated on consolidation.

3.	Significant accounting judgments and estimates

The preparation of financial statements requires that the Company’s management make estimates about the carrying amounts of assets, liabilities, income, expenses and commitments recognized in financial statements. These estimates are carried out based on the best available information on the matters under review. Reviews of accounting estimates are recognized prospectively in the period in which the estimate is revised.

During the first quarter of 2016, there has been no changes in accounting estimates or significant accounting judgments used in the preparation of the consolidated financial statements for the year ended December 31, 2015.

3

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

4.	Accounting policies

The significant accounting policies of Ecopetrol S.A. are described in the Note 4 - Accounting policies to the consolidated financial statements for the year ended December 31, 2015 in Ecopetrol S.A.’s annual report and these have been consistently applied to the period covered by these condensed consolidated interim financial statements, except for cash flow hedges for future oil exports described below in Note 25 - Risk Management. The application of this policy and the sensitivity of results for the first quarter of 2015 are provided below in Note 25.1.2.

5.	New standards and regulatory changes

The following standards and interpretations issued by the IASB during the first quarter of 2016, and in the process of being approved by the Colombian government, with a potential impact on Ecopetrol S.A., and which apply for annual periods beginning on 1 January 2017 or later are detailed below:

Standard	Description	Effective date under IFRS
Amendments to IAS 7 - Cash Flow Statements

The amendment to IAS 7 - Cash Flow Statements introduces additional disclosure requirements about changes in liabilities arising from financing activities, including changes arising from both cash flows and non-cash items.

Ecopetrol is currently evaluating the impact of this standard.

January 1st, 2017
New IFRS 16 - Leases

The IASB issued IFRS-16 Leases which replaces the existing standard leases (IAS 17 Leases) and requires the recognition of most leases in the balance sheet.

IFRS 16 eliminates the classification of leases, either as finance or operating leases and treats all leases as finance leases. There are exceptions for leases in the short term, where the term is twelve months or less and leases of low value items. The accounting treatment of lessor remains the same, offering the choice of classification of a lease as finance or operating lease.

Ecopetrol is evaluating the impact of this standard.

January 1st, 2019
Amendments to IFRS 10 - Consolidated Financial Statements IAS 28 - Investments in associates and joint ventures

These amendments establish requirements for accounting for sales or transfers of assets between an investor and its associate or joint venture. Whether or not assets are held in a subsidiary, a total gain or loss is recognized in the income statement when the transaction involves assets that constitute a business, while a partial gain or loss is recognized when the transaction refers to assets that do not constitute a business.

Effective from a future date to be determined by the IASB

The new standards and amendments that were effective as of January 1, 2016 and described in the consolidated financial statements for the year ended December 31, 2015 in Ecopetrol S.A.’s annual report, were adopted without a material impact on the condensed consolidated interim financial statements.

4

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

6.	Trade and other receivables

The balance of trade and other receivables is comprised as follows:

	March 31,	December 31,
	2016	2015
Current
Customers
Foreign	946,330	1,126,511
Domestic	1,520,076	1,731,547
Related parties (Note 26)	119,990	64,724
Fuel Price Stabilization Fund (1)	135,831	155,789
Industrial services	43,188	34,987
Employee loans (2)	39,931	50,667
Dividends receivable	23,769	-
Doubtful accounts	2,381	28,042
Others	270,463	263,187
	3,101,959	3,455,454
Less – Allowance for doubtful accounts	(2,381)	(28,042)
	3,099,578	3,427,412

Non-current
Customers
Foreign	11,358	9,746
Domestic	12	12,478
Employee loans (2)	378,107	432,450
Doubtful accounts	131,859	132,364
Fuel Price Stabilization Fund (1)	77,510	77,510
Related parties (Note 26)	72,784	-
Others	87,187	52,387
	758,817	716,935
Less – Allowance for doubtful accounts	(131,859)	(132,364)
	626,958	584,571

(1)	Accounts receivable from the Ministry of Finance and Public Credit, arising from regular motor gasoline and diesel price differentials pursuant to Resolution 180522 issued on March 29, 2010. The Ministry of Finance and Public Credit makes the payment based on the resolution for the net liquidation position in favor of Ecopetrol of receivables for months with pending payments. During the first quarter of 2016, there have not been payments to or changes in the regulation of the fund.

(2)	The administration, management and control of loans granted to employees by Ecopetrol were transferred to Cavipetrol (“Corporación de los trabajadores de la Empresa Colombiana de Petróleos Ecopetrol S.A.”), which manages the details per employee of such loans and their respective conditions.

The carrying amounts of trade and other receivables approximate their fair value because of their short-term nature.

5

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

7.	Inventories

The balance of inventories is comprised as follows:

	March 31,	December 31,
	2016	2015
Finished products
Crude oil for commercialization	626,861	701,428
Fuels and petrochemicals	785,220	1,005,293
Purchased products
Crude oil	94,597	143,652
Fuels and petrochemicals	42,559	30,617
Raw materials
Crude oil for refining	247,159	220,798
Fuels and petrochemicals for refining	50,999	44,774
Products in process
Fuels and petrochemicals	628,978	500,192
Materials for the production of goods	632,733	609,743
Total	3,109,106	3,256,497
Less – Provision for inventories (1)	(248,228)	(198,539)
Total	2,860,878	3,057,958

(1)	The following shows a breakdown of the changes in the provisions for inventories:

	March 31,	December 31,
	2016	2015
Opening balance	198,539	151,997
Additions of provision	35,357	53,205
Foreign currency translation	(991)	13,670
Uses	(5,513)	(20,333)
Transfers	20,836	-
Closing balance	248,228	198,539

The variation in the inventory provision is mainly due to the adjustment of inventory at its net realizable value as a result of the current fluctuations in international crude oil prices.

6

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

8.	Taxes

8.1	Current tax assets and tax liabilities

The balance of current tax assets and tax liabilities is comprised as follows:

	March 31,	December 31,
	2016	2015
Current tax assets
Income tax	3,481,569	3,403,190
Credit tax balance (1)	852,464	1,098,544
Total	4,334,033	4,501,734

Current tax liabilities
Income tax	2,511,051	2,120,398
Wealth tax (Note 8.3)	581,803	-
National tax on gasoline and surtax on gasoline	309,254	314,723
Other taxes (2)	373,507	368,438
Total	3,775,615	2,803,559

(1)	Credit tax balance mainly includes a credit VAT balance.

(2)	Other taxes mainly include the balance of the industry and commerce tax payable.

8.2	Income tax

Current tax regulations applicable to Ecopetrol establish that:

(a)	From January 1, 2013, income tax in Colombia is levied at a 25% rate income tax; at a 9% income tax for equality -“CREE” (contribución empresarial para la equidad or “CREE” by its acronym in Spanish), except for the taxpayers that by express regulation receive special rates; and at a 10% rate for income from capital gains. Companies in the Free Trade Zone pay income tax at a 15% rate, and companies that do not generate net income or whose net income is less than the presumptive minimum taxable income, pay income tax at a rate of 3% of equity for tax purposes.

On December 23, 2014, Act 1739 established a surtax to the CREE for 2015, 2016, 2017, and 2018, that is applicable on a taxable base higher than $800 million, at a rate of 5%, 6%, 8% and 9% per year, respectively.

The Ecopetrol Business Group is composed of companies that pay income tax at an ordinary rate of 40%, Free Trade Zone companies that pay income tax at a 15% rate, companies that pay presumptive income tax in Colombia and others with income from abroad under rates set by other countries.

(b)	Until 2007, solely for tax purposes, taxpayers could annually adjust the cost of movable and immovable property representing fixed assets. The adjustment percentage is set by the Department of National Tax and Customs by means of a resolution.

(c)	At March 31, 2016, Ecopetrol S.A. and Bioenergy S.A. have tax losses with no expiration date amounting to $827,425 with a deferred tax of $272,711, originating between 2009 and 2016. According to tax regulations in force, the tax losses generated since taxable year 2007 may be offset, fiscally readjusted, with no percentage limitation, at any time, with the net ordinary income notwithstanding the presumptive (minimum taxable) income for the period. Losses from companies cannot be transferred to the shareholders.

7

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Excess presumptive income expiring in 2021 amounted to $ 289,902 with a deferred tax liability of $ 98,567, attributable to Ecopetrol S.A.

From 2015, in conformity with the provisions of Act 1739 of December 2014, tax losses and excesses of the minimum base may be offset with future income subject to the CREE, according to the same rules as those applicable to income tax.

Income tax expenses

The estimate of current tax for interim periods is based on the best estimate of the weighted average tax rate expected for the annual accounting period.

The following shows a breakdown of the income tax recognized in profit and loss:

	For the three months ended March 31,
	2016	2015
Current income tax	897,162	756,552
Deferred tax	(72,215)	(284,176)
Income tax expense	824,947	472,376

Reconciliation of the income tax expense

For the first quarter of 2016, the effective income tax rate was 57.5% (as compared to 57.0% in the first quarter of 2015).

The increase as compared to the previous period is mainly due to the increase of the income tax nominal rate, which passed from 39% in 2015 to 40% in 2016.

The income tax returns for taxable years 2011-2015 and CREE returns for taxable years 2013 and 2014 are subject to review and acceptance by the tax authorities. The management for the Ecopetrol Business Group considers that amounts recorded as liabilities for taxes payable are sufficient and are supported by current regulations, doctrine and jurisprudence for purposes of addressing any claims that may arise with respect to such years. The Company's strategy involves not making tax decisions by adopting aggressive or risky instances that may bring its tax returns into question.

8

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Deferred income tax

The breakdown of deferred tax assets and liabilities is as follows:

	March 31,	December 31,
	2016	2015
Deferred tax assets
Cash and cash equivalents	13,092	52,708
Long-term investments	83,524	42,695
Accounts receivable	97,417	2,123
Loans and borrowings	884,154	176,182
Inventories	56,707	56,446
Property, plant and equipment (1)	3,779,479	4,644,441
Biological assets	4,234	-
Intangibles	31,730	8,838
Other assets	315,042	52,462
Accounts payable	589,195	726,256
Employee benefits (2)	44,759	-
Provisions	1,819,102	1,867,381
Other liabilities	192,210	-
Deferred charges	-	93,327
Taxes	277	916
Excess presumptive income	98,567	-
Tax losses	272,711	238,193
Total	8,282,200	7,961,968

	March 31,	December 31,
	2016	2015
Deferred tax liabilities
Cash and cash equivalents	52,419	52,916
Accounts receivable	482	75,159
Loans and borrowings	-	25
Inventories	67	123
Property, plant and equipment (1)	1,073,213	1,045,557
Intangibles	24,004	2,819
Other assets	143,436	143,302
Loans and borrowings	1,428,821	701,424
Employee benefits (2)	-	45,017
Provisions	6,076	42,599
Goodwill	117,283	113,403
Deferred charges	24,278	1,116
Natural and environmental resources (1)	951,630	1,079,544
Total	3,821,709	3,303,004

(1)	For tax purposes, natural resources and property, plant and equipment have specific useful lives. According to Colombian IFRS, the useful life is determined by a technical analysis. This difference in accounting treatment will result in a difference in the depreciable basis for accounting and tax purposes.

(2)	Deferred tax generated by the difference in valuation of the actuarial liability.

9

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The movements of deferred income tax are as follows:

	March 31,	December 31,
	2016	2015
Opening balance	4,658,964	1,008,745
Deferred tax recognized in profit or loss	72,215	2,903,978
Deferred tax recognized in other comprehensive income (a)	(270,688)	746,241
Closing balance	4,460,491	4,658,964

(a)	The following is the composition of income tax recorded in other comprehensive income:

2016	Base	Deferred tax	Total
Actuarial valuation	189,418	(64,402)	125,016
Derivative financial instruments	(75,179)	30,111	(45,068)
Cash flow hedging for future crude oil exports	(812,948)	302,449	(510,499)
Translation adjustment	-	2,530	2,530
Total	(698,709)	270,688	(428,021)

2015	Base	Deferred tax	Total
Actuarial valuation	(2,128,184)	723,582	(1,404,602)
Derivative financial instruments	100,134	(40,051)	60,083
Cash flow hedging for future crude oil exports	3,858,506	(1,426,402)	2,432,104
Translation adjustment	-	(3,370)	(3,370)
Total	1,830,456	(746,241)	1,084,215

8.3	Wealth tax

The wealth tax was established by means of Act 1739 of 2014; according to which a taxable event is the possession of wealth at January 1, 2015, 2016 and 2017, and it is payable by income taxpayers. As of March 31, 2016, the conditions for determining the wealth tax to be paid in 2016 were as follows:

Range of equity	Rate

>0 < 2,000,000	(Taxable base)* 0.20%
>= 2,000,000 < 3,000,000	(Taxable base - 2,000,000,000) *0.35%+4,000
>= 3,000,000 < 5,000,000	(Taxable base - 3,000,000,000) *0.75%+ 7,500
>= 5,000,000	(Taxable base - 5,000,000,000) *1.15% + 22,500

Taxable base = Fiscal equity

Based on January 1, 2016, the wealth tax incurred by the Ecopetrol Business Group amounted to $582,529, which was recognized as an administrative expense during the first quarter of 2016. This tax is payable in two installments in the second and third quarter of 2016.

10

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

9.	Equity instruments measured at fair value

The balance of equity instruments measured at fair value is comprised as follows:

	March 31,	December 31,
	2016	2015

Empresa de Energía de Bogotá	528,629	478,618
Interconexión Eléctrica S.A	509,705	434,870
Total	1,038,334	913,488

The movement of equity instruments measured at fair value during the first quarter of 2016 and the year 2015 is as follows:

	March 31,	December 31,
	2016	2015
Opening balance	913,488	1,581,466
Fair value adjustments	124,846	(106,911)
Proceeds from sales of shares	-	(613,998)
Gain on sale of shares	-	52,931
Closing balance	1,038,334	913,488

These equity instruments are measured at fair value through other comprehensive income. Its hierarchy level is 1, using as reference quoted prices of shares on the Colombian Stock Market.

11

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

10.	Other financial assets

The balance of other financial assets is comprised as follows:

	March 31,	December 31,
	2016	2015
Assets measured at fair value through profit and loss
Securities issued by:
US government	871,363	895,425
Colombian government	213,178	228,148
Government-sponsored enterprises	87,708	91,303
Financial entities	52,091	323,939
Private companies or mixed economy	32,985	36,844
	1,257,325	1,575,659
Assets measured at amortized cost	4,809	9,364
Hedging instruments	-	356
Total	1,262,134	1,585,379
Current	177,057	329,227
Non-current	1,085,077	1,256,152
	1,262,134	1,585,379

10.1	Restrictions

Ecopetrol’s portfolio of securities includes restricted investments consisting of fixed yield investments as a result of the court rulings related to the Derecho Comuneros – Santiago de las Atalayas y Pueblo Viejo de Cusiana proceedings, with regard to the attachment and seizure of royalty payments that Ecopetrol had to pay pursuant to Royalty Contracts No. 15, 15A, 16 and 16A, which were declared null and void in due course by the State Council ruling of September 13, 1999. The breakdown is as follows:

	March 31,	December 31,
	2016	2015
Securities issued by:
US government	447,230	461,566
Colombian government	126,494	129,261
Government-sponsored enterprises	50,380	52,568
Private companies or mixed economy	27,495	28,560
Financial entities	28,527	27,877
	680,126	699,832

12

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

10.2	Fair value

The classification of the other financial assets at fair value is comprised as follows:

	March 31,	December 31,
	2016	2015
Level 1	966,976	974,961
Level 2	290,349	600,698
Total	1,257,325	1,575,659

There were no transfers between hierarchy levels.

The securities comprising Ecopetrol's portfolio are valued on a daily basis pursuant to the provisions issued by the Financial Superintendence of Colombia. We use the information provided by the entities authorized for this purpose, which collect data from active markets. For cases in which market data is not available, other directly or indirectly observable data is used.

For U.S. dollar-denominated investments, the information providers are as follows: JP Morgan, Bloomberg, Merrill Lynch and Infovalmer. For investments denominated in Colombian pesos, the sole information provider is Infovalmer, an entity authorized by the Financial Superintendence of Colombia for the provision of this service.

For the process of establishing levels of the fair value for investments, in addition to the information used for valuation, other relevant aspects are also taken into account, such as the issuer rating, investment rating and issuer risk analysis performed by Ecopetrol, thus making it possible to establish the appropriate hierarchy level for investments.

13

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

11.	Investments in associates and joint ventures

11.1	Investments in companies information

The balance of the investments in associates and joint ventures is as follows:

	March 31,	December 31,
	2016	2015
Associates
Offshore International Group	1,116,017	1,097,929
Invercolsa S.A.	39,189	61,503
Serviport S.A.	6,321	8,490
Sociedad Portuaria Oleofinas	650	649
	1,162,177	1,168,571
Less- Impairment
Offshore International Group	(530,350)	(530,350)
Serviport S.A.	-	(1,126)
	(530,350)	(531,476)
	631,827	637,095
Joint ventures
Equion Energía Limited	1,572,839	1,628,210
Ecodiesel Colombia S.A.	30,488	37,161
	1,603,327	1,665,371
Less- Impairment Equion Energía Limited	(370,532)	(370,532)
	1,232,795	1,294,839
Total	1,864,622	1,931,934

The information on economic activity, addresses, area of operation and financial information of investments in associates and joint ventures is shown in Exhibit I.

The following shows a breakdown of the changes in the investments in companies for the three months ended March 31, 2016:

	Associates	Joint ventures	Total
Opening balance	637,095	1,294,839	1,931,934
Effects of equity method through:
Profit or loss	(18,297)	(9,121)	(27,418)
Foreign currency translation	39,039	(43,170)	(4,131)
Dividends declared	(26,010)	(9,753)	(35,763)
Closing balance	631,827	1,232,795	1,864,622

11.2	Restrictions over investments in associates

With regard to the legal proceedings of Invercolsa S.A., in addition to the information disclosed in Note 14.3 to the consolidated financial statements for the year ended December 31, 2015, AFIB (Arrendadora Financiera Internacional Bolivariana) has advanced two legal actions described below:

a)	AFIB brought a regular proceeding in the 1st Civil Court of the Bogotá Circuit, which requested the judge to order Invercolsa to record 324,391,099 shares, currently owned by Ecopetrol S.A. in its book of shareholders.

14

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

b)	The attorney for AFIB registered a pledge over 324,391,099 of the shares that Ecopetrol owns of Invercolsa in accordance with Law 1676 of 2013. As of the date of these financial statements, such pledge remains active until the aforementioned registration is annulled. Ecopetrol is taking all pertinent actions in order to effect such annulment.

15

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

12.	Property, plant and equipment

The following shows a breakdown of the changes in property, plant and equipment and the related depreciation and impairment for the three months ended March 31, 2016:

	Plant and equipment	Pipelines, networks and lines	Work in progress	Buildings	Land	Other	Total

Cost
Balance at December 31, 2015	37,360,222	26,856,085	10,940,751	6,479,356	4,068,951	3,653,798	89,359,163
Additions	395,305	391,309	(85,489)	71,683	9,644	60,684	843,136
Capitalized interest	-	-	94,303	-	-	8,956	103,259
Effect of exchange rate differences capitalized on borrowings	-	-	2,674	-	-	-	2,674
Disposals of assets	(59,590)	(74,682)	-	(8,117)	(2)	(3,867)	(146,258)
Foreign currency translation	(695,115)	(541,153)	(130,653)	(79,501)	(85,678)	(42,660)	(1,574,761)
Other (reclassifications)	1,066,886	682,558	(1,240,253)	(296,674)	27,804	(323,838)	(83,516)
Balance at March 31, 2016	38,067,708	27,314,117	9,581,333	6,166,747	4,020,719	3,353,073	88,503,697

Accumulated depreciation and Impairment
Balance at December 31, 2015	(13,469,749)	(8,572,373)	(19,566)	(1,698,791)	(13,689)	(554,181)	(24,328,349)
Depreciation expense	(394,849)	(368,547)	-	(82,567)	-	(28,725)	(874,688)
Impairment losses	-	-	-	-	-	(56,403)	(56,403)
Disposals of assets	36,745	28	-	2,098	-	1,574	40,445
Foreign currency translation	148,955	105,458	33,245	8,430	-	4,754	300,842
Other (reclassifications)	1,107,733	(64,936)	(1,394,112)	(21,896)	-	77,976	(295,235)
Balance at March 31, 2016	(12,571,165)	(8,900,370)	(1,380,433)	(1,792,726)	(13,689)	(555,005)	(25,213,388)
Net balance at March 31, 2016	25,496,543	18,413,747	8,200,900	4,374,021	4,007,030	2,798,068	63,290,309

Ecopetrol performs an impairment test in December of each year or when circumstances indicate that the carrying value of its assets may be above the recoverable amount. The key assumptions for determining the recoverable value of Ecopetrol’s cash generating units were disclosed in the consolidated financial statements for the year ended December 31, 2015 in Ecopetrol S.A.’s annual report. For the three months ended March 31, 2016, there has been no indications that an asset may be impaired.

16

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

13.	Natural and environmental resources

The following shows a breakdown of the changes in natural and environmental resources and the related depletion and impairment for the three months ended March 31, 2016:

	Oil and Gas investments	Asset Retirement Obligation	Exploration and Evaluation	Total
Cost
Balance at December 31, 2015	44,148,353	1,762,374	6,189,142	52,099,869
Additions	944,570	(1,908)	(296,056)	646,606
Dry wells	-	-	(77,981)	(77,981)
Capitalized interest	-	-	33,762	33,762
Effect of exchange rate differences capitalized on borrowings	-	-	2,081	2,081
Foreign currency translation	(255,230)	(4,964)	(65,797)	(325,991)
Other (reclassifications)	-	-	(14)	(14)
Balance at March 31, 2016	44,837,693	1,755,502	5,785,137	52,378,332

Accumulated depletion and impairment
Balance at December 31, 2015	(26,874,774)	(1,181,798)	-	(28,056,572)
Depletion expense	(783,209)	(27,927)	-	(811,136)
Foreign currency translation	155,831	3,781	-	159,612
Other (reclassifications)	299,991	(1,111)	-	298,880
Balance at March 31, 2016	(27,202,161)	(1,207,055)	-	(28,409,216)
Net balance at March 31, 2016	17,635,532	548,447	5,785,137	23,969,116

Ecopetrol performs an impairment test in December of each year or when circumstances indicate that the carrying value of its assets may be above the recoverable amount. The key assumptions for determining the recoverable value of Ecopetrol’s cash generating units were disclosed in the consolidated financial statements for the year ended December 31, 2015 in Ecopetrol S.A.’s annual report. For the three months ended March 31, 2016 there has been no indication that an asset may be impaired.

17

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

14.	Intangibles

The following shows a breakdown of the changes in intangibles and their amortization for the three months ended March 31, 2016:

	Licenses and software	Other intangibles (1)	Total
Cost
Balance at December 31, 2015	733,115	244,063	977,178
Additions	9,454	55	9,509
Foreign currency translation	(8,589)	83	(8,506)
Reclassifications	23,046	1,771	24,817
Balance at March 31, 2016	757,026	245,972	1,002,998
Accumulated amortization
Balance at December 31, 2015	(533,784)	(55,343)	(589,127)
Amortization expense	(19,879)	(7,284)	(27,163)
Foreign currency translation	7,421	-	7,421
Reclassifications	(4,561)	(169)	(4,730)
Balance at March 31, 2016	(550,803)	(62,796)	(613,599)
Net balance at March 31, 2016	206,223	183,176	389,399

(1)	Other intangibles primarily includes easements and rights to use the Caño Limón – Coveñas pipeline.

18

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

15.	Loans and borrowings

15.1	Composition of loans and borrowings

	March 31,	December 31,
	2016	2015
Local currency
Bonds	2,003,730	1,960,695
Commercial loans	5,196,108	4,226,454
Other	938,768	945,331
Total local-currency	8,138,606	7,132,480

Foreign currency
Bonds	27,874,192	29,121,535
Commercial loan – Modernization plan at the Cartagena Refinery	8,829,031	9,107,938
Other commercial loans	7,265,684	6,934,456
Other	1,031,851	926,929
Total foreign-currency	45,000,758	46,090,858
Total financial obligations	53,139,364	53,223,338
Less – short-term	5,100,592	4,573,620
Total long-term	48,038,772	48,649,718

15.2	New borrowings

The main financing operations during the three months ended March 31, 2016 were as follows:

a.	Commercial loans

(1)	Local currency. On February 23, 2016 Ecopetrol signed a bilateral commercial loan with Bancolombia S.A. for an amount of $ 990,000. This loan has a term of eight years, with two-year grace period on principal and interest payable semiannually at a rate DTF TA + 560 basis points.
(2)	Foreign currency. On January 29, 2016 Ecopetrol signed a bilateral commercial loan with The Bank of Tokyo-Mitsubishi UFJ, Ltd. for an amount of U.S. $ 175 million. This loan has a term of five years, amortized with two-and-a-half year grace period on principal and interest payable semiannually at a rate of LIBOR + 145 basis points. The conditions of the loan are similar to those of the international syndicated loan obtained in February 2015.

No guarantees have been provided in connection with these loans.

b.	Other – Foreign currency

Other - foreign currency includes short-term letter of credits financed in U.S. dollars with domestic banks for the payment of imports in the amount of U.S.$ 272 million (2015 – U.S.$ 196 million), bearing an interest rate of LIBOR plus 65 basis points.

19

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

15.3	Fair value of loans

The following is the fair value of loans:

	March 31,	December 31,
	2016	2015
Fair value	50,980,732	49,668,119

Loans are recorded in Ecopetrol’s financial statements at amortized cost, which corresponds to the present value of cash flows, discounted at the effective interest rate.

For the measurement at fair value, bonds and securities in local currency were valued using Infovalmer reference prices, while for the bonds in U.S. dollars were valued using Bloomberg reference prices. Reference prices for the other financial obligations for which there is no market benchmark, a present value discounting technique was used.. These rates include market risk through certain benchmarks (LIBOR, DTF) and the credit risk of the Company.

20

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

16.	Trade and other payables

The balance of trade and other payables is comprised of the following:

	March 31,	December 31,
	2016	2015
Suppliers	3,208,598	4,979,932
Partners’ advances	749,665	675,527
Various creditors	502,969	402,328
Withholding tax	326,536	346,578
Deposits received from third parties	184,282	571,577
Related parties (Note 26)	111,817	87,463
Dividends payable (1)	8,215	693,878
	5,092,083	7,757,283
Current	5,089,800	7,757,277
Non-current	2,283	6
Total	5,092,083	7,757,283

The carrying amount of trade and other payables approximates their fair value due to their short-term nature.

(1)	During the first quarter of 2016 Ecopetrol disbursed the last dividend portion of the 2014 profits pertaining to the Ministry of Finance and Public Credit $ 690,177.

17.	Provision for employment benefits

The balance of provisions for employment benefits is comprised as follows:

	March 31,	December 31,
	2016	2015
Post-employment benefits
Healthcare	3,582,155	3,593,428
Education	525,288	535,356
Pension	(299,100)	(262,182)
Bonds	(229,497)	(483,876)
Other	52,381	41,263
	3,631,227	3,423,989
Welfare benefits and salaries payable	236,821	353,285
Other post-employment benefits	75,043	74,841
Total	3,943,091	3,852,115
Current	1,275,801	1,392,266
Non-Current	2,667,290	2,459,849
	3,943,091	3,852,115

21

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following shows a breakdown of the changes in profit and loss and other comprehensive income, before taxes:

	Three months ended March 31,
	2016	2015
Recognized in profit and loss
Service cost	10,026	15,771
Interest cost, net	72,193	85,635
	82,219	101,406

	2016	2015
Recognized in other comprehensive income before taxes (1)
Healthcare	(41,682)	-
Pension and pension bonds	248,901	85,779
Change in the effect of the asset ceiling	(17,801)	-
	189,418	85,779

(1)	See related tax in Note 8.2 Income tax.

22

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

17.1	Plan assets

Plan assets are represented by the resources provided to pension trusts, for the payment of the pension liabilities relating to the obligations for monthly pension payments and bonds; and those pertaining to health and education are under the responsibility of Ecopetrol. The allocation of trust resources and its yields cannot be changed or returned to the Company until all pension obligations have been fulfilled.

The balances of plan assets were $11,276,806 and $11,181,604 at March 31, 2016 and December 31, 2015, respectively.

The fair value hierarchy of plan assets is comprised of the following:

	March 31,	December 31,
	2016	2015
Level 1	5,166,026	3,876,386
Level 2	6,472,863	7,685,102
Total portfolio	11,638,889	11,561,488
Less asset ceiling	(362,083)	(379,884)
Total plan assets	11,276,806	11,181,604

18.	Accrued liabilities and provisions

The following shows a breakdown of the changes in the different categories of accrued liabilities and provisions for the three months ended March 31, 2016:

	Asset retirement obligation	Litigations	Comuneros provisions	Environmental contingencies and others	Total
Balance at December 31, 2015	4,452,369	99,798	702,486	822,694	6,077,347
Additions (recoveries)	(5,840)	(15,816)	(19,705)	98,169	56,808
Uses	(22,975)	(95)	(1,243)	(11,802)	(36,115)
Financial cost	73,666	-	-	-	73,666
Foreign currency translation	(8,326)	(308)	-	(4,813)	(13,447)
Exchange difference	307	-	-	2,922	3,229
Balance at March 31, 2016	4,489,201	83,579	681,538	907,170	6,161,488
Current	175,589	70,315	-	409,032	654,936
Non-current	4,313,612	13,264	681,538	498,138	5,506,552
Total	4,489,201	83,579	681,538	907,170	6,161,488

23

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

18.1	Asset retirement obligation

The asset retirement obligation represents the Company's future obligation to restore environmental conditions to a level similar to that existing before the start of projects or activities, in accordance with that described in Note 3.1.5 of the consolidated financial statements for the year ended December 31, 2015. As these relate to long-term obligations, the liability is determined based on expected future payments discounted to present value at a rate indexed to the Company's financial obligations, taking into account the timing and risks relating to this obligation.

The most representative movements occurred during the first quarter of 2016 were caused by the accretion of the provision and uses of it.

18.2	Litigation

During the first quarter of 2016 there was no new material litigation that may involve a high probability of outflow of resources.

Ecopetrol won a favorable judgment in two legal proceedings: one related to the recalculation of salaries and benefits for contract workers of Ecopetrol and the other related to an executive civil proceeding for the breach of an obligation regarding a portfolio of securities of Geoenergy SAS.

18.3	Comuneros provisions – Santiago de las Atalayas

There has been no additional development to those described in the consolidated financial statements for the year ended December 31, 2015. The movement of the quarter was mainly due to the recognition of interest.

18.4	Environmental contingencies and others

Environmental contingencies and others relates mainly to obligations regarding environmental compensation for the use, harnessing or impact on natural resources in the context of environmental authorizations, as well as the mandatory 1% investment for water withdrawn directly from natural sources in accordance with the provisions of Law 99 of 1993 (Article 43) and Decree 1900 of 2006, in connection with the projects that Ecopetrol carries out in certain regions.

18.5	Contingent assets

In addition to the contingent assets disclosed in the consolidated financial statements for the year ended December 31, 2015, during the first quarter of 2016 Refinería de Cartagena S.A. (“Reficar”) filed a Request for Arbitration with the International Chamber of Commerce against Chicago Bridge & Iron Company N.V., CB&I (UK) Limited, and CBI Colombiana S.A. (collectively, “CB&I”) with respect to the EPC Contract between Reficar and CB&I for the expansion of the Cartagena refinery in Cartagena, Colombia. Reficar is the claimant in an ICC arbitration proceeding and seeks no less than U.S. $2 billion from CB&I.

24

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

19.	Equity

The main components of equity are comprised as follows:

19.1	Subscribed and paid-in capital

Ecopetrol’s authorized capital amounts to $36,540,000, and is comprised of 60,000,000,000 ordinary shares, 41,116,694,690 of such shares have been subscribed represented by 11.51% (4,731,905,873 shares) of natural and non-government entities and 88.49% (36,384,788,817 shares) held by government entities. The value of unsubscribed capital shares amounts to $11,499,933 comprised by 18,883,305,310 shares. At March 31, 2016 and December 31, 2015, subscribed and paid-in capital amounted to $25,040,067. There are no potentially dilutive instruments.

19.2	Additional paid-in capital

Additional paid-in capital mainly corresponds to: (i) surplus with respect to its nominal value derived from the sale of shares upon capitalization in 2007, in the amount of $4,457,997, (ii) $31,377, the value generated by the process of placing the shares on the secondary market, arising from the calling of guarantees from debtors in arrears, according to the provisions of Article 397 of the Code of Commerce, (iii) the surplus over nominal value arising from the sale of shares awarded in the second round, which took place in September 2011, in the amount of $2,118,468, and (iv) additional paid-in capital receivable for $146.

19.3	Equity reserves

The balance of equity reserves is comprised of the following:

	March 31,	December 31,
	2016	2015
Legal reserve	1,269,679	5,139,587
Tax and mandatory reserves	289,163	(81,106)
Occasional reserve	-	488,089
Total	1,558,842	5,546,570

The movement of equity reserves is as follows:

	March 31,	December 31,
	2016	2015
Opening balance	5,546,570	17,963,370
Release of reserves	(406,983)	(12,823,783)
Appropriation of reserves	289,163	15,167,877
Legal reserve used to offset previous year loss (Note 19.4)	(3,869,908)	-
Capitalization of occasional reserves	-	(14,760,894)
Closing balance	1,558,842	5,546,570

25

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

19.4	Retained earnings and payment of dividends

The following shows the balance and a breakdown of the changes in retained earnings is as follows:

	March 31,	December 31,
	2016	2015
Opening balance	(2,874,569)	8,925,771
Income (loss) attributable to owners of Ecopetrol	362,594	(3,987,726)
Release of reserves	406,983	12,823,783
Appropriation of reserves	(289,163)	(15,167,877)
Legal reserve used to offset previous year loss (1)	3,869,908	-
Other	21,363	-
Dividends declared (1)	-	(5,468,520)
Closing balance	1,454,390	(2,874,569)

(1)	The company distributes dividends based on its separate financial statements prepared under Colombian IFRS.

The Ordinary General Meeting of Shareholders held on March 31, 2016, approved the proposal for profit distribution, which established that there would be no distribution for the year 2015, given the loss presented in that year; in addition, the shareholders voted to use the legal reserve to offset this loss, based on the Article 456 of the Commercial Code. The amount of losses offset with the legal reserve once releases and tax and mandatory appropriations amounted to $ 3,869,908.

19.5	Other comprehensive income attributable to owners of Ecopetrol

The following is a breakdown of other comprehensive income attributable to owners of the Company:

	March 31,	December 31,
	2016	2015
Gain of defined benefit obligation	2,023,379	2,148,395
Gain (loss) on equity instruments measured at fair value	74,965	(49,881)
Cash flow hedging - Future crude oil exports (note 25.1.2)	(1,921,605)	(2,432,104)
Cash flow hedging – Derivative financial instruments – Exchange rate	(10,907)	(43,590)
Gain on revaluation of assets	53,803	58,643
Foreign currency translation (1)	8,401,287	9,355,482
Total	8,620,922	9,036,945

(1)	Corresponds to the translation effect of financial statements of subsidiaries, associates and joint ventures whose functional currency is different from the Colombian peso. The cumulative effect will be transferred to profit or loss as a gain or loss upon liquidation or sale of these companies. See Exhibit 1 for details of the companies with different functional currency to Colombian peso.

26

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

20.	Sales revenue

The following is a breakdown of sales revenue:

	Three months ended March 31,
	2016	2015
National sales
Mid-distillates	2,000,754	2,478,322
Gasoline	1,451,859	1,490,006
Services	1,318,949	1,109,809
Natural gas	642,942	414,567
Plastic and rubber	185,471	169,326
L.P.G. and propane	122,338	61,581
Asphalts	84,561	119,148
Crude	82,843	151,622
Aromatics	38,868	47,208
Fuel oil	29,053	36,558
Other products	93,907	183,804
	6,051,545	6,261,951
Recognition of price differential	(19,958)	(435,183)
	6,031,587	5,826,768
Foreign sales
Crude	3,309,913	5,274,050
Fuel oil	397,742	584,979
Plastic and rubber	327,121	258,646
Diesel	186,248	-
Gasoline	136,216	-
Natural gas	10,884	100,188
Cash flow hedging – Reclassification to profit or loss	(133,744)	-
Other products	218,636	256,224
	4,453,016	6,474,087
Total sales revenue	10,484,603	12,300,855

27

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

21.	Cost of sales

The following is the detail of cost of sales according to their function:

	Three months ended March 31,
	2016	2015
Variable costs
Imported products (1)	2,220,394	2,764,883
Depreciation, depletion and amortization	1,188,981	1,179,081
Purchases of crude in association and concession	634,167	602,215
Hydrocarbon purchases - ANH (2)	472,975	814,886
Hydrocarbons transportation services	234,371	320,576
Purchases of other products and gas	155,221	144,304
Gas royalties in cash	153,649	122,371
Services contracted in associations	133,489	149,092
Processing materials	132,334	153,946
Electric power	93,435	97,316
Fair value adjustments of inventories	36,371	31,682
Initial and final inventory and other assignments	41,290	56,207
	5,496,677	6,436,559
Fixed costs
Depreciation and amortization	452,871	362,324
Services contracted in associations	322,328	376,922
Maintenance	307,816	401,334
Labor cost	281,502	376,134
Services contracted	262,638	282,609
Taxes and contributions	121,673	117,439
Hydrocarbons transportation services	64,805	24,232
Materials and operating supplies	57,918	65,237
General costs	78,138	111,847
	1,949,689	2,118,078
	7,446,366	8,554,637

(1)	Imported products mainly correspond to purchases of diesel and diluent agents to facilitate the transportation of heavy crude oil.

(2)	Hydrocarbon purchases - ANH correspond mainly to the purchases of crude royalties that Ecopetrol makes from the National Hydrocarbons Agency (Agencia Nacional de Hidrocarburos or ANH by its acronym in Spanish) derived from national production, by both the Company in direct operations and third parties.

28

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

22.	Administration, operation and project expenses

The following is the detail of administration, operation and project expenses, according to their function:

	Three months ended March 31,
	2016	2015
Administration expenses
Taxes (1)	609,925	611,960
Labor expenses	107,335	122,185
General expenses and other	80,929	59,784
Depreciation and amortization	11,674	25,101
	809,863	819,030
Operation and project expenses
Commissions, fees, freights and services	132,431	186,027
Exploration expenses	83,641	84,533
Labor expenses	52,465	76,921
Maintenance	46,654	54,334
Taxes	64,769	101,847
Corporate projects	111,349	47,706
Fee for regulatory entities	19,250	24,000
Depreciation and amortization	59,460	20,412
Various	63,696	9,173
	633,715	604,953

(1)	Taxes mainly include the recognition of wealth tax for $582,529. See Note 8.1 – Current tax assets and tax liabilities.

23.	Other operating income and (expenses)

	Three months ended March 31,
	2016	2015
Deferred BOMT’s income (1)	56,053	43,384
Recovery (expense) of legal processes accrual	20,424	(15,737)
Recovery (expense) of impairment:
Current assets	989	(4,106)
Non-Current assets	(56,410)	(5,960)
Loss on fixed assets and natural resources disposals	(24,350)	975
Gas pipeline availability under BOMT’s contracts (1)	(33,866)	(28,915)
Other income (expenses), net	41,639	45,972
	4,479	35,613

(1)	BOMT: Build, Operate, Maintain and Transfer contracts

29

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

24.	Finance result, net

The following is the finance result, net:

	Three months ended March 31,
	2016	2015
Finance income
Dividends	23,769	15,792
Yield and interest	68,987	73,690
Finance income from financial assets	23,499	116,332
	116,255	205,814
Finance expenses
Interest (1)	(667,090)	(291,785)
Other liabilities financial costs	(145,858)	(134,320)
Valuation of derivatives hedging instruments	(36,288)	(97,453)
Finance expense from financial assets and other	(27,504)	(37,678)
	(876,740)	(561,236)
Foreign exchange loss gain, net	624,612	(1,174,852)
Finance result, net	(135,873)	(1,530,274)

(1)	Interest was capitalized during the period for natural resources and property, plant and equipment for $137,021 (2015 $229,922).

30

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

25.	Risk management

25.1	Exchange rate risk

The Ecopetrol Business Group mainly operates in Colombia and makes sales in the local and international markets. We are exposed to the exchange rate risk that arises from various foreign currency exposures due to commercial transactions and assets and liabilities held in foreign currency. The impact of fluctuations in exchange rates, especially the Colombian peso/U.S. dollar rate, on operations has been material.

The Colombian peso/U.S. dollar exchange rate has fluctuated during the last several years. The Colombian peso depreciated 37.3% on average in 2015. For the first quarter of 2016, the Colombian peso has appreciated 4.0% to move from a closing rate at December 31, 2015 of $3,149.47 to $3,022.35 Colombian pesos/U.S. dollar. During the first quarter of 2015, the Colombian peso depreciated 7.7% from a closing rate at December 31, 2014 of $2,392.46 to $2,576.05 Colombian pesos/U.S. dollar.

When the Colombian peso appreciates in comparison with the U.S. dollar, export revenues decrease when translated into Colombian pesos. However, imported goods, oil services and interest on external debt denominated in U.S. dollars become less expensive for us. Conversely, when the Colombian peso depreciates in comparison with the U.S. dollar, revenues from exports, when translated into Colombian pesos, increase, and imports and external debt service become more expensive.

The following table sets out the carrying values for financial assets and liabilities denominated in foreign currencies at the consolidated level:

	March 31,	December 31,
	2016	2015
U.S. $ Million
Cash and cash equivalents	1,298	970
Other financial assets	387	381
Trade receivables and payables, net	(211)	(546)
Loans and borrowings	(14,889)	(14,634)
Net liability position	(13,415)	(13,829)

Of the total net liability position, approximately 32% relates to financial assets and liabilities for companies that have the Colombian peso as their functional currency, whose value has affected results for the financial year whereas 68% of the net position relates to monetary assets and liabilities for group companies that have the U.S. dollar as their functional currency and non-derivate hedging instruments from Ecopetrol S.A., whose value is recognized in other comprehensive income.

The Company’s risk management strategy involves the use of non-derivative financial instruments related to cash flow hedges for future exports, in order to minimize exposure to currency rate risk.

31

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

25.1.1	Sensitivity analysis for exchange rate risk

The following table shows the impact that a variation of 1% and 5% in the exchange rate of the Colombian peso versus the U.S. dollar would have on the assets and liabilities held in such currency at March 31, 2016:

Variation in the exchange rate	Effect on income before taxes (+/-)	Effect on other comprehensive income (+/-)

1%	128,299	277,149
5%	641,494	(1,385,747)

Sensitivity analysis includes only monetary assets and monetary liabilities held in foreign currency at period end.

25.1.2	Cash Flow Hedge for Future Company Exports

With the objective of presenting in the financial statements the effect of the mentioned natural hedge between exports and debt, understanding that the exchange rate risk materializes when exports are made, on September 30, 2015, the Board of Directors designated U.S.$ 5,440 million of Ecopetrol S.A’s debt as hedge instrument of its future export sales for the period 2015- 2023, in accordance with IAS 39 – Financial instruments: recognition and measurement.

According to Resolution 509 of 2015 of the General Accounting Office (Contaduría General de la Nación), the accounting policy for the recognition of hedging was adopted by Ecopetrol S.A. starting January 1, 2015. The effect between January 1 and September 30, 2015, was recognized in September of that year and therefore the result of the first quarter of 2015 shown on a comparative basis in this report is as follows:

Three months ended March 31, 2015
Net income reported	160,030
Effects:
(-) Finance result – Exchange difference	984,627
(-) Sales revenue	(12,001)
(-) Deferred tax	(395,163)
Net income sensitized	737,493

The following is the movement of this non-derivative hedging instrument:

U.S. $ (million)
Hedging instrument at December 31, 2015	5,376
Reassignment of hedging instruments	313
Realized exports	(313)
Amortization of debt	(32)
Hedging instrument at March 31, 2016	5,344

32

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The cumulative impact was as follows:

	March 31, 2016	December 31, 2015
Exchange difference for hedging instruments	3,427,860	4,107,205
Reclassification to profit and loss	(382,442)	(248,698)
Deferred income tax	(1,123,813)	(1,426,403)
	1,921,605	2,432,104

The expected reclassification of the exchange differences accumulated in other comprehensive income to the profit and loss statement is as follows:

Year	Amount	Income tax	Net
2016 (April–December)	304,542	(112,381)	192,161
2017	406,056	(149,842)	256,214
2018	406,056	(149,842)	256,214
2019	406,056	(149,842)	256,214
2020	406,056	(149,842)	256,214
2021	406,056	(149,842)	256,214
2022	406,056	(149,842)	256,214
2023	304,540	(112,380)	192,160
	3,045,418	(1,123,813)	1,921,605

The hedge has been effective since the start date of the hedge for future exports, according to the effectiveness tests performed.

25.2	Capital management

The main objective of Ecopetrol’s capital management is to ensure a financial structure that will optimize the Company’s cost of capital, maximize returns to its shareholders and allows access to financial markets at a competitive cost to cover its financing needs.

The leverage index at the relevant periods is comprised as follows:

	March 31,	December 31,
	2016	2015
Loans and borrowings (Note 15)	53,139,364	53,223,338
Less: Cash and cash equivalents	(7,636,349)	(6,550,450)
Less: Other financial assets not restricted (Note 10)	(582,008)	(885,547)
Net financial debt	44,921,007	45,787,341
Equity (Note 19)	45,006,990	45,231,768
Leverage (1)	49.95%	50.31%

(1)	Net financial debt / (Net financial debt + Equity)

33

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

26.	Related parties

Balances with joint ventures and associated companies as of March 31, 2016 are as follows:

	Accounts receivables	Accounts receivables- Loans	Other assets	Accounts payable
Joint ventures
Equion Energía Limited	83,896	-	50,914	85,822
Ecodiesel Colombia S.A.	10,084	-	-	23,835
Associates
Offshore International Group Inc.	-	72,784	-	-
Serviport S.A.	26,010	-	-	2,160
Balance at March 31, 2016	119,990	72,784	50,914	111,817
Current	119,990	-	50,914	111,817
Non-current	-	72,784	-	-
	119,990	72,784	50,914	111,817

The most significant transactions with related parties for the three months ended March 31, 2016 and 2015 are as follows:

	2016		2015
	Sales and services	Purchases of product and other	Sales and services	Purchases of product and other
Joint ventures
Equion Energía Limited	65,306	13,660	147,485	122,503
Ecodiesel Colombia S.A.	1,281	71,320	315	53,286
Total	66,587	84,980	147,800	175,789

27.	Segment information

27.1	Financial information by segments

The following segment information is reported based on the information used by the Board of Directors, as the top body responsible for strategic and operational decisions of these business segments. The performance of the segments is based primarily on an analysis of income, costs, expenses and results for the period generated by each segment, which are regularly monitored.

The information disclosed in each segment is presented net of transactions among the Ecopetrol Business Group.

34

The following presents the consolidated statement of profit and loss for the three months ended March 31, 2016 and 2015:

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	For the three months ended March 31, 2016
	Exploration and production	Refining and petrochemicals	Transportation and logistics	Eliminations	Total
Total revenue	5,617,871	5,291,625	3,128,480	(3,553,373)	10,484,603
Cost of sales	5,453,287	4,631,858	827,306	(3,466,085)	7,446,366
Gross income	164,584	659,767	2,301,174	(87,288)	3,038,237
Administration expenses	406,055	167,551	236,264	(7)	809,863
Operation and projects expenses	467,334	316,221	24,418	(174,258)	633,715
Other operating income and expenses, net	(72,430)	80,960	(13,072)	63	(4,479)
Operating income	(636,375)	95,035	2,053,564	86,914	1,599,138
Finance result, net	122,102	(20,640)	(134,585)	(102,750)	(135,873)
Share of profit of companies	(28,924)	3,834	(2,328)	-	(27,418)
Income before tax	(543,197)	78,229	1,916,651	(15,836)	1,435,847
Income tax	148,721	(210,640)	(763,028)	-	(824,947)
Net income (loss) for the period	(394,476)	(132,411)	1,153,623	(15,836)	610,900

Income attributable to:
Owners of the Company	(394,476)	(129,503)	902,409	(15,836)	362,594
Non-controlling interests	-	(2,908)	251,214	-	248,306
	(394,476)	(132,411)	1,153,623	(15,836)	610,900

Supplementary information
Depreciation, depletion and amortization	1,219,112	247,068	246,806	-	1,712,986
Impairment of non-current assets	(217)	56,627	-	-	56,410

	For the three months ended March 31, 2015
	Exploration and production	Refining and petrochemicals	Transportation and logistics	Eliminations	Total
Total revenue	7,555,092	5,107,273	2,491,640	(2,853,150)	12,300,855
Cost of sales	5,856,054	4,647,149	897,954	(2,846,520)	8,554,637
Gross income	1,699,038	460,124	1,593,686	(6,630)	3,746,218
Administration expenses	390,118	187,515	241,734	(337)	819,030
Operation and projects expenses	360,030	274,857	35,080	(65,014)	604,953
Other operating income and expenses, net	(18,821)	(20,815)	4,023	-	(35,613)
Operating income	967,711	18,567	1,312,849	58,721	2,357,848
Finance result, net	(1,203,096)	(369,454)	147,131	(104,855)	(1,530,274)
Share of profit of companies	690	42	12	-	744
Income before tax	(234,695)	(350,845)	1,459,992	(46,134)	828,318
Income tax	69,135	50,532	(592,187)	144	(472,376)

Net income (loss) for the period	(165,560)	(300,313)	867,805	(45,990)	355,942

Income attributable to:
Owners of the Company	(165,560)	(298,359)	669,939	(45,990)	160,030
Non-controlling interests	0	(1,954)	197,866	-	195,912
	(165,560)	(300,313)	867,805	(45,990)	355,942
Supplementary information
Depreciation, depletion and amortization	1,222,860	137,362	226,696	-	1,586,918
Impairment of non-current assets	647	5,313	-	-	5,960

35

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

27.2	Sales of products by segment

The following is the detail of sales of products by segment for the three months ended March 31, 2016 and 2015:

	For the three months ended March 31, 2016
	Exploration and production	Refining and petrochemicals	Transportation and logistics	Eliminations	Total
Local sales
Med-distillates	715	2,000,039	-	-	2,000,754
Gasoline	-	1,490,225	-	(38,366)	1,451,859
Services	117,931	44,889	3,105,075	(1,948,946)	1,318,949
Natural gas	811,224	-	-	(168,282)	642,942
Crude	1,423,848	-	-	(1,341,005)	82,843
Asphalts	10,287	74,273	-	1	84,561
L.P.G. and propane	50,653	71,684	-	1	122,338
Plastic and rubber	-	185,471	-	-	185,471
Aromatics	-	38,868	-	-	38,868
Fuel oil	-	29,053	-	-	29,053
Other	15,058	172,812	24,610	(118,573)	93,907
	2,429,716	4,107,314	3,129,685	(3,615,170)	6,051,545
Recognition of price differential	-	(19,958)	-	-	(19,958)
	2,429,716	4,087,356	3,129,685	(3,615,170)	6,031,587
Foreign sales
Crude	3,309,913	-	-	-	3,309,913
Fuel oil	-	397,742	-	-	397,742
Natural gas	10,884	-	-	-	10,884
Gasoline	-	136,216	-	-	136,216
Cash flow hedging – Reclassification to profit or loss	(133,744)	-	-	-	(133,744)
Plastic and rubber	-	327,121	-	-	327,121
Diesel	-	186,248	-	-	186,248
Other	1,102	156,942	(1,205)	61,797	218,636
	3,188,155	1,204,269	(1,205)	61,797	4,453,016
Total revenue	5,617,871	5,291,625	3,128,480	(3,553,373)	10,484,603

	For the three months ended March 31, 2015
	Exploration and production	Refining and petrochemicals	Transportation and logistics	Eliminations	Total
Local sales
Med-distillates	387	2,477,935	-	-	2,478,322
Gasoline	-	1,054,823	-	-	1,054,823
Natural gas	486,468	-	81	(71,982)	414,567
Crude	1,277,662	-	-	(1,126,040)	151,622
Diesel and asphalts	12,686	106,462	-	-	119,148
Plastic and rubber	0	169,327	-	-	169,327
L.P.G. and propane	27,193	34,388	-	-	61,581
Services y other products	107,239	373,974	2,491,419	(1,595,254)	1,377,378
	1,911,635	4,216,909	2,491,500	(2,793,276)	5,826,768
Foreign sales
Crude	5,274,050	-	-		5,274,050
Fuel oil	-	584,979	-	-	584,979
Plastic and rubber	-	258,647	-	-	258,647
Natural gas	101,690	-	-	(1,502)	100,188
L.P.G. and propane	2,089	7,432	-	-	9,521
Services y other products	265,628	39,306	140	(58,372)	246,702
	5,643,457	890,364	140	(59,874)	6,474,087
Total revenue	7,555,092	5,107,273	2,491,640	(2,853,150)	12,300,855

36

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

28.	Presentation

The condensed consolidated interim financial statements provide comparative information with respect to prior periods. Some figures in the financial statements of changes in equity at March 31, 2015 and December 31, 2015 and the financial statements of other comprehensive income for the quarter ended March 31, 2015, have been reclassified for comparative purposes to March 2016. These reclassifications do not affect the result for the period or equity.

29.	Subsequent events

-	On April 12, 2016, Ecopetrol sold 45,295,034 shares of Interconexión Eléctrica S.A. E.S.P. for a total of $ 377.081 million through the second auction corresponding to the second stage of the program to sell Ecopetrol’s shares in Interconexión Eléctrica S.A. E.S.P. After the second auction, Ecopetrol is entitled to hold up to two additional auctions on the remaining amount of shares,13,630,446, at the time and in the manner specified in the respective notice of offering.

-	On May 16, 2016, Ecopetrol S.A. entered into a bilateral credit agreement in the aggregate amount of U.S. $300 million with Export Development Canada (EDC), an export promotion agency of the government of Canada. The loan has a five-year tenor, with interest payable semiannually at a rate of LIBOR + 140 basis points, and does not require guarantees, nor is it associated with the execution of a particular project by us.

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Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Exhibit 1 - Consolidated companies, associates and joint ventures

Consolidated subsidiaries (1/2)

Company	Functional currency	Ownership Interest Ecopetrol	Activity	Shared interest	Country/ Domicile	Geographic area of operations	Net equity	Income (loss) for the period
Ecopetrol Global Energy	U.S. dollar	100%	Investment vehicle	Ecopetrol America Inc., Ecopetrol Oleo & Gas do Brasil Ltda, Ecopetrol del Perú S. A., Ecopetrol Germany Gmbh, Refinería de Cartagena S. A., Bioenergy S. A.	Spain	Spain	2,850,071	(62,196)
Ecopetrol Oleo é Gas do Brasil Ltda.	Real	100%	Hydrocarbon exploration and exploitation	Sociedad Portuaria de Oleofinas y Derivados, Propileno del Caribe S. A	Brazil	Brazil	31,353	6,649
Ecopetrol del Perú S.A.	U.S. dollar	100%	Hydrocarbon exploration and exploitation	-	Peru	Peru	54,623	(139)
Ecopetrol América Inc.	U.S. dollar	100%	Hydrocarbon exploration and exploitation	Ecopetrol Perú S.A, Ecopetrol Oleo é Gas do Brasil Ltda. Propileno del Caribe S.A, Sociedad Portuaria de Olefinas y Derivados	United States of America	United States of America	2,765,334	(46,402)
Ecopetrol Germany Gmbh	U.S. dollar	100%	Hydrocarbon exploration and exploitation	-	Germany	Angola	(1,267)	(22,221)
Hocol Petroleum Limited	U.S. dollar	100%	Investment vehicle	Hocol S. A., Ecopetrol Costa Afuera Colombia SAS	Bermuda	Bermuda	4,107,548	(32,432)
Hocol S.A	U.S. dollar	100%	Hydrocarbon exploration, exploitation and production	Oleoducto de Colombia (ODC)	Cayman Islands	Colombia	2,422,863	(23,012)
Andean Chemicals Ltd.	U.S. dollar	100%	Investment vehicle	Bioenergy S. A., Refinería de Cartagena, Propileno del Caribe S. A. y Comai S.A.	Bermuda	Bermuda	5,854,751	(286,443)
Refinería de Cartagena S.A.	U.S. dollar	100%	Hydrocarbons refining, marketing and distribution	-	Colombia	Colombia	8,964,730	(466,552)

38

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Consolidated subsidiaries (2/2)

Company	Functional currency	Ownership Interest Ecopetrol	Activity	Shared interest	Country/ Domicile	Geographic area of operations	Net Equity	Income (loss) for the period
Propileno del Caribe Propilco S.A.	U.S. dollar	100%	Production and marketing of polypropylene resin	Comai S. A., Refinería de Cartagena., Bioenergy S. A.	Colombia	Colombia	1,345,576	73,376
COMAI - Compounding and Masterbatching Industry	Colombian Peso	100%	Manufacturing of polypropylene compounds and master batches for a wide range of uses	Refinería de Cartagena., Bioenergy S. A., Zona franca de Cartagena S.A , Sociedad Portuaria del Dique	Colombia	Colombia	131,959	19,391
Bioenergy S. A.	Colombian Peso	96.21%	Biofuels production	Bioenergy Zona Franca S. A., Amandine Holdings Corp. y Los Arces Group Corp.	Colombia	Colombia	289,523	(76,694)
Cenit S.A.S.	Colombian Peso	100%	Storage and transportation through hydrocarbon pipelines	Oleoducto Bicentenario, Ocensa, ODC, ODL, Serviport	Colombia	Colombia	11,463,446	873,609
Oleoducto Central S. A. - Ocensa	U.S. dollar	72.65%	Pipeline transportation of crude oil	-	Colombia	Colombia	3,003,178	523,170
ODL S. A.	Colombian Peso	65%	Pipeline transportation of crude oil	-	Panamá	Colombia	1,057,896	88,908
Oleoducto de Colombia S. A. – ODC	Colombian Peso	73%	Pipeline transportation of crude oil	-	Colombia	Colombia	316,460	71,864
Oleoducto Bicentenario de Colombia SAS	Colombian Peso	55.97%	Pipeline transportation of crude oil	-	Colombia	Colombia	938,991	118,678
Ecopetrol Capital AG	U.S. dollar	100%	Financing, liquidation of funding for companies, groups or any business or related activity	-	Switzerland	Switzerland	1,007,829	37,602
Ecopetrol Global Capital SL	Euro	100%	Investment vehicle	-	Spain	Spain	77	(12)
Black Gold Re Ltd.	U.S. dollar	100%	Reinsurer of Ecopetrol and its subsidiaries	-	Bermuda	Bermuda	557,377	8,591

39

Ecopetrol S.A.

Condensed Consolidated Interim Financial Statements

March 31, 2016

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Associates and Joint ventures

Company	Functional currency	Ownership Interest Ecopetrol	Activity	Shared interest	Country/ Domicile	Geographic area of operations	Net Equity
Associates
Invercolsa S.A.	Colombian Peso	43.35%	Investment in companies of transport and distribution of natural gas and L.P.G. in Colombia	Colombia	Colombia	150,402	5,433
Offshore International Group	U.S. dollar	50%	Hydrocarbon exploration, development, production and processing	United States of America	Peru	1,549,137	(39,056)
Ecodiesel Colombia S.A.	Colombian Peso	50%	Hydrocarbon exploration, exploitation and production	Colombia	Colombia	40,240	6,158
Serviport S.A.	Colombian Peso	49%	Services for oil-vessel loading and unloading support; supply of equipment for the same purpose; technical inspections and loading measurements	Colombia	Colombia	12,901	(4,951)
Sociedad Portuaria Olefinas y Derivados S.A.	Colombian Peso	50%	Construction, use, maintenance, adaptation and administration of ports and private or public docks facilities	Colombia	Colombia	2,375	(175)

Joint ventures
Equion Energía Limited	U.S. dollar	51%	Hydrocarbon exploration, exploitation and production	United Kingdom	Colombia	2,347,345	(23,922)

40